                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*

                           TELE-COMMUNICATIONS, INC.

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                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.

(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.

(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.

(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.

(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.

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                        (Title of Classes of Securities)

(1)      Series A TCI Group Common Stock:                           87924V101

(2)      Series A Liberty Group Common Stock:                       87924V507

(3)      Series B TCI Group Common Stock:                           87924V200

(4)      Series B Liberty Group Common Stock:                       87924V606

(5)      Class B Preferred Stock:                                   87924V309

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                                (CUSIP Numbers)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.        Series A TCI Group Common Stock:           87924V101
                 Series A Liberty Group Common Stock:       87924V507
                 Series B TCI Group Common Stock:           87924V200
                 Series B Liberty Group Common Stock:       87924V606
                 Class B Preferred Stock:                   87924V309

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(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      BOB MAGNESS
      ###-##-####

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(2)   Check the Appropriate Box if a Member of a Group
                                                             (a) [  ]
                                                             (b) [  ]

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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization

      U.S.A.

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                     (5) Sole Voting Power*

                         Series A TCI Group Common Stock:             4,626,938
                         Series A Liberty Group Common Stock:         1,156,734
                         Series B TCI Group Common Stock:             37,132,076
        Number of        Series B Liberty Group Common Stock:         9,283,019
                         Class B Preferred Stock:                     125,000
         Shares
                     -----------------------------------------------------------
      Beneficially   (6) Shared Voting Power
                                                                        0 Shares
        Owned by
                     -----------------------------------------------------------
          Each       (7) Sole Dispositive Power*

        Reporting        Series A TCI Group Common Stock:             4,626,938
                         Series A Liberty Group Common Stock:         1,156,734
         Person          Series B TCI Group Common Stock:             37,132,076
                         Series B Liberty Group Common Stock:         9,283,019
          with           Class B Preferred Stock:                     125,000

                     -----------------------------------------------------------
                     (8) Shared Dispositive Power

                                                                        0 Shares

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person*

      Series A TCI Group Common Stock:             4,626,938
      Series A Liberty Group Common Stock:         1,156,734
      Series B TCI Group Common Stock:             37,132,076
      Series B Liberty Group Common Stock:         9,283,019
      Class B Preferred Stock:                     125,000

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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

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(11)  Percent of Class Represented by Amount in Row 9*

      Series A TCI Group Common Stock:                 less than 1%
      Series A Liberty Group Common Stock:             less than 1%
      Series B TCI Group Common Stock:                        43.8%
      Series B Liberty Group Common Stock:                    43.8%
      Class B Preferred Stock:                                 7.7%

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(12)  Type of Reporting Person

      IN

----------------------

* Does not include shares of Series A TCI Group Common Stock and Series A Liberty Group Common Stock issuable upon conversion of shares of the corresponding series of Series B TCI Group or Series B Liberty Group Common Stock. See Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)

                                  STATEMENT OF

                                  BOB MAGNESS

                        PURSUANT TO SECTION 13(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                           TELE-COMMUNICATIONS, INC.



         This Amendment No. 1 to the Report relates to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Company"), beneficially owned by Bob Magness:

         (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Common Stock");

         (2) Tele-Communications, Inc. Series A Liberty Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Common Stock");

         (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Common Stock");

         (4) Tele-Communications, Inc. Series B Liberty Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Common Stock"); and

         (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Preferred Stock").

ITEM 2(D)        TITLE OF CLASS OF SECURITIES:

         Item 2(d) of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto:

         On August 3, 1995, the Company's Restated Certificate of Incorporation was amended to, among other things, (i) redesignate the Company's Class A Common Stock, par value $1.00 per share , as the Series A TCI Group Common Stock and the Company's Class B Common Stock, par value $1.00 per share, as the Series B TCI Group Common Stock (the Series B TCI Group Common Stock together with the Series A TCI Group Common Stock, shall be referred to





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as the "TCI Group Common Stock"), and (ii) authorize two additional series of the Company's common stock, designated as the Series A Liberty Group Common Stock and the Series B Liberty Group Common Stock (the Series B Liberty Group Common Stock together with the Series A Liberty Group Common Stock, shall be referred to as the "Liberty Group Common Stock"). Thereafter, the Company distributed to holders of TCI Group Common Stock one-fourth of a share of the corresponding series of Liberty Group Common Stock in respect of each share of TCI Group Common Stock held of record as of August 4, 1995, the record date for the distribution.

         Both series of TCI Group Common Stock are identical in all respects, except (i) each share of Series B TCI Group Common Stock has ten votes and each share of Series A TCI Group Common Stock has one vote and (ii) each share of Series B TCI Group Common Stock is convertible, at the option of the holder, into one share of Series A TCI Group Common Stock. Similarly, both series of Liberty Group Common Stock are identical in all respects, except (i) each share of Series B Liberty Group Common Stock has ten votes and each share of Series A Liberty Group Common Stock has one vote and (ii) each share of Series B Liberty Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Group Common Stock. The shares of Series A TCI Group Common Stock and Series A Liberty Group Common Stock are not convertible into shares of Series B TCI Group Common Stock and Series B Liberty Group Common Stock, respectively.

ITEM 2(E)        CUSIP NUMBERS:

         Item 2(e) of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto:

(1)      Series A TCI Group Common Stock:                           87924V101

(2)      Series A Liberty Group Common Stock:                       87924V507

(3)      Series B TCI Group Common Stock:                           87924V200

(4)      Series B Liberty Group Common Stock:                       87924V606

(5)      Preferred Stock:                                           87924V309

ITEM 4   OWNERSHIP:

         Item 4 of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto:

         (a)     Amount Beneficially Owned(1):

--------------------------

(1) The Reporting Person, as executor of the Estate of Betsy Magness, is the beneficial owner of all shares of the above-listed securities held of record by the Estate of Betsy Magness. The number of shares in the table includes 2,105,332 shares of Series A TCI Group Common Stock, 6,346,212 shares of Series B TCI Group Common Stock, 526,333 shares of Series A Liberty Group Common Stock and, 1,586,553 shares of Series B Liberty Group Common Stock of which the Reporting Person is beneficial owner as executor.
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                 Series A TCI Group Common Stock(2):                  4,626,938
                 Series A Liberty Group Common Stock(2):              1,156,734
                 Series B TCI Group Common Stock:                     37,132,076
                 Series B Liberty Group Common Stock:                 9,283,019
                 Class B Preferred Stock:                             125,000

         (b)     Percent of Class(3):

                 Series A TCI Group Common Stock:          less than 1%
                 Series A Liberty Group Common Stock:      less than 1%
                 Series B TCI Group Common Stock:                 43.8%
                 Series B Liberty Group Common Stock:             43.8%
                 Class B Preferred Stock:                          7.7%

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:

                 Series A TCI Group Common Stock:                     4,626,938
                 Series A Liberty Group Common Stock:                 1,156,734
                 Series B TCI Group Common Stock:                     37,132,076
                 Series B Liberty Group Common Stock:                 9,283,019
                 Class B Preferred Stock:                             125,000

                 (ii)     shared power to vote:

                                 0 Shares

                 (iii)    sole power to dispose or direct the disposition of:

                 Series A TCI Group Common Stock:                     4,626,938

--------------------------

(2) Assumes the exercise in full of stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 1,000,000 shares of Series A TCI Group Common Stock and 250,000 shares of Series A Liberty Group Common Stock. Options to acquire 600,000 shares of Series A TCI Group Common Stock and 150,000 shares of Series A Liberty Group Common Stock are currently exercisable.


(3) The Company has informed the Reporting Person that as of December 31, 1995 there were outstanding 571,686,645 shares of Series A TCI Group Common Stock, 84,691,554 shares of Series B TCI Group Common Stock, 142,896,264 shares of Series A Liberty Group Common Stock, 21,196,868 shares of Series B Liberty Group Common Stock, and 1,620,026 shares of Class B Preferred Stock (after elimination of Company Securities held by subsidiaries of the Company). Does not include shares of Series A TCI Group Common Stock or Series A Liberty Group Common Stock issuable upon conversion of shares of the respective Series B TCI or Liberty Group Common Stock. The percent of Series A TCI Group Common Stock or Series A Liberty Group Common Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire 1,000,000 shares of Series A TCI Group Common Stock and 250,000 shares of Series A Liberty Group Common Stock.


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                 Series A Liberty Group Common Stock:                 1,156,734
                 Series B TCI Group Common Stock:                     37,132,076
                 Series B Liberty Group Common Stock:                 9,283,019
                 Class B Preferred Stock:                             125,000

                 (iv)     shared power to dispose or direct the disposition of:

                                 0 Shares

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1996


/s/ Bob Magness
------------------------
Bob Magness